UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 31 May 2011

Investor Day

France Telecom-Orange presents its strategic and financial ambitions for 2011-2015: adapt to conquer

As part of the ongoing Conquests 2015 program and building on the plan’s four pillars – customers, networks, international development and employees – France Telecom-Orange presents today its strategic and financial ambitions for the 2011-2015 period during the Group’s Investor Day.

These goals are to be pursued in two separate phases, each with distinct characteristics in terms of growth, EBITDA and CAPEX:

-

an initial adaptation phase (2011-2013) during which the Group invests in its networks and markets, taking into account current and expected competitive, regulatory and economic conditions. This investment effort aims to anticipate new applications and customer needs in order to strengthen the Group’s market positions and its ability to monetize all identified growth opportunities;

-

and a conquest phase (2014-2015), during which the Group's goal is the return to sustained growth of both revenues and operating cash flow thanks to the investments made in the previous phase.

1.

The adaptation phase (2011-2013) can be defined by the following ambitions:

-

a Group positioned for growth, with an aim to progressively accelerate revenue growth over the period (CAGR1 of +0.6%);

-

EBITDA stabilized in 2013 above the 2011 level. This trend should be possible thanks in particular to the stabilization of EBITDA in France during this timeframe. The Group has been preparing since 2010 for an increased level of competition in its domestic market.

The Group’s goal is to achieve a cumulative EBITDA of around 45 billion euros in the 2011-2013 period.

This goal notably accounts for the implementation of a new performance plan and the benefits expected from the ramp-up of the procurement joint venture with Deutsche Telekom. Overall, the Group forecasts gross savings of at least 3 billion euros by 2015 (including over 2 billion euros by the end of 2013) versus the cost base in 2010. The performance plan, which is consistent with the implementation of the new social contract in France, focuses in particular on improving customer experience and IT systems, expanding network sharing, pooling service platforms, and optimizing synergies.

1 Compound Annual Growth Rate.

-

an aggressive investment plan aimed at ensuring that the Group is positioned as the best next generation network operator, consolidating its competitive advantage in terms of customer satisfaction, and enhancing the Group’s ability to monetize new growth opportunities.

From 2011-2013, the Group forecasts cumulative CAPEX of around 18.5 billion euros, including 1 billion euros for fiber deployment in France. This represents an average rate of CAPEX to revenues of 12.6% over the period (excluding FTTH in France). The rate of investment is expected to peak in 2012 (~14%) as the deployment of fiber accelerates and the Group fulfills its network coverage and capacity objectives.

Taking these items into consideration, the Group announces cumulative operating cash flow guidance (EBITDA – CAPEX) of around 27 billion euros over the 2011-2013 period, excluding exceptional items.

2.

The trends expected in the 2014-2015 conquest phase should reflect the benefits of the preceding CAPEX phase, and translate into the following ambitions:

-

revenue: the expected revenue growth rate for the period is +2.7% (2013-2015 CAGR), with a return to growth in France and in the Enterprise segment, and a continued solid contribution from Europe and AMEA;

-

EBITDA, with 3.4% growth (2013-2015 CAGR);

-

CAPEX, with the return to a normalized investment level of 10% over the period, equal to approximately 9.8 billion euros (excluding FTTH in France, which represents an additional point, for a total CAPEX rate of 11% equal to 10.8 billion euros); and

-

operating cash flow, with a CAGR of +9% over the 2013-3015 period.

In addition, concerning the ongoing review of its portfolio of assets, one of the other drivers of value creation, the Group does not expect, over the long term, to remain a minority shareholder of assets in which it does not exercise an operational role. In the event of a significant divestiture, the Group will examine the possibility of an additional return to its shareholders.

The Group renews its commitment to paying a dividend of 1.40 euros per share for the 2011 and 2012 financial years. The announced financial goals enable the Group to envisage a stable dividend going forward.

Commenting on the Investor Day, Stéphane Richard, Chairman and CEO of France Telecom-Orange, said: “Our Conquests 2015 business plan now moves into an adaptation phase that is preparing the ground for a subsequent, even more decisive conquest phase. In the pursuit of our ambitions, we will be able to capitalize on a number of positive factors between now and 2015. These include the economic outlook in the countries in which we operate, an increasingly favorable regulatory environment, the quality of our networks, strategic new growth opportunities that we have identified, as well as our new strategy for building partnerships with other players in the digital ecosystem. I am certain, as always, that the competence and commitment of our 170,000 employees will enable us to meet these objectives.”

disclaimer

This press release contains forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “Conquests 2015” industrial project and of other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, in particular Articles 223-1 et seq. of the General regulation of the Autorité des marches financiers, France Telecom does not undertake any obligation to update forward-looking statements.

about Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 11.2 billion euros in the first quarter 2011. Present in 35 countries, the Group had a customer base of 215.9 million customers at 31 March 2011, including 141.6 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 March 2011, the Group had 156.7 million mobile customers and 13.9 million broadband internet (ADSL, fiber) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Olivier Emberger

olivier.emberger@orange-ftgroup.com

financial communications contacts: +33 1 44 44 04 32

(analysts and investors)

Xavier Pichon

xavier.pichon@orange-ftgroup.com

Claire Roblet

claire.roblet@orange-ftgroup.com

Cionaith Cullen

cionaith.cullen@orange-ftgroup.com

Anne-Laure Lahon

annelaure.lahon@orange-ftgroup.com

Amélie Laroche-Truong

amelie.larochetruong@orange-ftgroup.com

Mathieu Lemaire

mathieu.lemaire@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 6, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations